Exhibit 99.3

Press release

WiLAN Announces Election of Directors

OTTAWA, Canada – April 24, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that all of Management’s nominees listed in its March 22, 2013 management proxy circular were elected as directors of the Company at WiLAN’s April 23, 2013 annual shareholders’ meeting (the “Annual Meeting”). The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert S. Bramson	47,029,571	89.98	5,237,454	10.02
Dr. Michel Tewfik Fattouche	50,067,565	95.79	2,199,459	4.21
John Kendall Gillberry	48,727,103	93.23	3,539,921	6.77
William Keith Jenkins	48,989,793	93.73	3,277,231	6.27
W. Paul McCarten	46,700,736	89.35	5,566,288	10.65
Jim Roche	46,313,555	88.61	5,953,469	11.39
Richard J. Shorkey	48,727,343	93.23	3,539,681	6.77
James Douglas Skippen	49,016,323	93.78	3,250,701	6.22

WiLAN also confirmed that shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the renewal of the Company’s share option plan.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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